

07006666

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-26540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PDC Securities Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Genesis Blvd.
(No. and Street)

Bridgeport (City) WV (State) 26330 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darwin L. Stump (304) 842-6256
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 11 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Mellon Center (Address) Pittsburgh (City) PA (State) 15219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 30 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Darwin L. Stump, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PDC Securities Incorporated, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
MISTY L. FINCH
RT. 3 BOX 172
PHILIPPI, WV 26416
My commission expires October 16, 2011

Misty L. Finch My Commission Expires October 16 2011

Notary Public

Darwin L. Stump

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Financial Statements and Schedule

December 31, 2006

Table of Contents



KPMG LLP
Suite 2500
One Mellon Center
Pittsburgh, PA 15219-2598

Telephone 412 391 9710
Fax 412 391 8963
Internet www.us.kpmg.com

Independent Auditors' Report

To the Board of Directors and Stockholder
of PDC Securities Incorporated:

We have audited the accompanying balance sheet of PDC Securities Incorporated (a wholly owned subsidiary of Petroleum Development Corporation) as of December 31, 2006, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PDC Securities Incorporated as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U. S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As disclosed in footnote 3 to the financial statements, the Company did not meet its minimum net capital requirements as of December 31, 2006.

KPMG LLP

Pittsburgh, Pennsylvania
March 28, 2007

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Balance Sheet

December 31, 2006

Assets		**2006**
Cash and cash equivalents	$	477,325
Accounts receivable		1,600
Due from parent		—
Prepaid expenses		94,000
Total assets	$	572,925
Liabilities and Stockholder's Equity		
Accounts payable	$	28,223
Due to parent		15,625
Total liabilities		43,848
Stockholder's equity:		
Common stock, par value $.10 per share; authorized 1,000,000 shares; issued and outstanding 50,000 shares		5,000
Additional paid-in capital		500,000
Retained earnings		24,077
Total stockholder's equity		529,077
Total Liabilities and Stockholder's Equity	$	572,925

See accompanying notes to financial statements.

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Statement of Operations

Year ended December 31, 2006

		2006
Revenues:		
Securities commissions	$	8,833,312
Interest income		30,750
		8,864,062
Expenses:		
Commissions paid to other broker-dealers		8,502,778
Regulatory fees and expenses		16,277
Other operating expenses		306,759
		8,825,814
Income before income taxes		38,248
Income taxes expense		15,625
Net income	$	22,623

See accompanying notes to financial statements.

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2006

	Common stock issued				
	Number of shares	**Amount**	**Additional paid-in capital**	**Retained earnings (deficit)**	**Total**
Balance December 31, 2005	$ 50,000	5,000	200,000	1,454	206,454
Capital contribution	—	—	300,000	—	300,000
Net income	—	—	—	22,623	22,623
Balance December 31, 2006	$ 50,000	5,000	500,000	24,077	529,077

See accompanying notes to financial statements.

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Statement of Cash Flows

Year ended December 31, 2006

		2006
Cash flows from operating activities:		
Net income	$	22,623
Adjustments to net income to reconcile to cash used in operating activities:		
Decrease in accounts receivable		2,800
Increase in prepaid expenses		(94,000)
Decrease in due to/from parent		17,404
Decrease in accounts payable		(3,152,907)
Total adjustments		(3,226,703)
Net cash (used in) provided by operating activities		(3,204,080)
Cash flows from financing activities:		
Capital contribution by parent		300,000
Net cash provided by financing activities		300,000
Net decrease in cash and cash equivalents		(2,904,080)
Cash and cash equivalents, beginning of year		3,381,405
Cash and cash equivalents, end of year	$	477,325
Supplemental Disclosures:		
Cash paid to parent for income taxes	$	3,698

See accompanying notes to financial statements.

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Notes to Financial Statements

December 31, 2006

(1) Summary of Significant Accounting Policies

Organization

PDC Securities Incorporated (the Company) is a wholly owned subsidiary of Petroleum Development Corporation (PDC). The Company was organized as a broker-dealer to sell direct participation interests in oil and gas limited or general partnerships in which PDC is the general or managing general partner. Substantially all the Company's revenues are derived from the commissions on the sale of partnership units in partnerships sponsored by PDC.

The Company is exempt from the provisions of Rule 15c-3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

Securities Transactions

The Company sells direct participation interests in oil and gas limited or general partnerships on a commission basis. The Company does not collect any cash from customers; rather, cash is paid by customers directly to the issuing partnerships who pay the Company. Securities transactions, together with the related income and expenses, are recorded on a settlement-date basis, generally the date of closing for the partnership. Recordation on a settlement-date basis does not differ significantly from recordation on a trade-date basis.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered and settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company joins with PDC in filing consolidated federal and state income tax returns. The Company's federal and state income tax liability is settled between the Company and PDC, as if the Company had filed separate returns.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of the financial statements, in accordance with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the

(Continued)

amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(2) Accounting for Uncertainties in Income Taxes

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement 109 (FIN 48)*, which prescribes a comprehensive model for accounting for uncertainty in tax positions. FIN 48 provides that the tax effects from an uncertain tax position can be recognized in our financial statements, only if the position is more likely than not of being sustained on audit by the Internal Revenue Service, based on the technical merits of the position. The provisions of FIN 48 will become effective for the Company as of January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. As of December 31, 2006 the Company has determined that adopting FIN 48 will not have any significant impact on its results of operations and financial position.

(3) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which is administered by the National Association of Securities Dealers, Inc. (NASD). This rule requires that the Company's "aggregate indebtedness" not exceed 15 times its "net capital," as such terms are defined in Rule 15c3-1. The NASD may require a broker/dealer to reduce its business activity if its aggregate indebtedness to net capital ratio should exceed 12 to 1 and may prohibit a broker/dealer from expanding its business if the ratio exceeds 10 to 1.

As of December 31, 2006, the Company's aggregate indebtedness to net capital ratio was -1 to 1, and its net capital was a negative $43,848. The minimum net capital required is equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness" resulting in a total net capital deficit of ($48,848). Based on this deficit, the Company made required communications to the NASD under Rule 17a-11 on February 23, 2007 when the net capital deficits were discovered. As described in note 5, the situation was corrected on February 26, 2007.

(4) Income Taxes

Income tax expense for the year ended December 31, 2006 is as follows:

		2006
Current:		
Federal	$	12,182
State		3,443
Total	$	15,625

(Continued)

There are no temporary or permanent differences which give rise to deferred tax assets or deferred tax liabilities. Therefore, the above income tax expense was computed based on the Company's allocated effective tax rate from PDC.

The tax related balance due to PDC as of December 31, 2006 was $15,625.

(5) Subsequent Event – Correction of Net Capital Deficit

The net capital deficit as of December 31, 2006 described in note 3 was a result of the Company's cash being invested in a nonallowable asset under NASD rules as the cash was invested in an overnight sweep account with the Company's bank. The deficit in net capital as of December 31, 2006 resulting from the misclassification of a non-allowable asset as allowable was corrected on February 26, 2007 when the Company instructed the bank to discontinue investing the overnight sweep of funds into a non-allowable asset. The Company informed the NASD of the corrective action on February 23, 2007.

Schedule 1

PDC SECURITIES INCORPORATED
(A Wholly Owned Subsidiary of Petroleum Development Corporation)

Supplementary Data Required by SEC Rule 17a-5

December 31, 2006

Computation of Net Capital

		2006
Total stockholder's equity	$	529,077
Less non-allowable assets		(572,925)
Net deficit	$	(43,848)
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of (6-2/3% of aggregate indebtedness or $5,000)	$	5,000
Net capital deficit (net capital less minimum net capital)		(48,848)
Net capital deficit at 1000% (net capital less 10% of aggregate indebtedness)		(48,233)
Computation of Aggregate Indebtedness (AI)		
Accounts payable	$	28,223
Due to parent		15,625
Total aggregate indebtedness liabilities	$	43,848
Percentage of aggregate indebtedness to net capital		(100)%

No material differences exist between the net capital computations above and the computation included in the Company's corresponding amended unaudited FOCUS Report, for X-17A-5, Part II filed with the NASD on March 20,2007.

See accompanying independent auditors' report.



KPMG LLP
Suite 2500
One Mellon Center
Pittsburgh, PA 15219-2598

Telephone 412 391 9710
Fax 412 391 8963
Internet www.us.kpmg.com

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Board of Directors and Stockholder of
PDC Securities Incorporated:

In planning and performing our audit of the financial statements of PDC Securities Incorporated (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in either of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated March 28, 2007.

We noted a material weakness in internal control, as defined above, as of December 31, 2006 because the Company misapplied the net capital requirements as required by SEC Uniform Net Capital Rule 15c3-1 resulting in the failure to meet the minimum net capital requirements. The Company's minimum net capital requirement was $5,000; however, the Company's net capital under the Rule was ($43,848), resulting in a minimum net capital deficiency of $48,848.

We also noted a material weakness in internal control, as defined above, as of December 31, 2006 due to the Company's inability to properly match expenses incurred with their related revenues. These errors have been subsequently corrected and their effects are reflected in the financial statements as of and for the year ended December 31, 2006 that is subject to the auditors' report dated March 28, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives, except as noted above.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Pittsburgh, Pennsylvania
March 28, 2007

END